Exhibit 99.1
Investor Contact:
Robert Lahey
robert.lahey@maxeon.com
+1 (202) 246-1872

Media Contact:
Anna Porta
anna.porta@maxeon.com
+39 345 7706205

Maxeon Solar Technologies Announces First Quarter 2023 Financial Results

--$54 Million Non-GAAP Gross Margin, $31 Million Adjusted EBITDA--
--2023 Adjusted EBITDA Guidance Increased to $95 to $120 Million--

Singapore, May 11, 2023 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the first quarter ended April 2, 2023.

Maxeon's Chief Executive Officer Bill Mulligan noted, "Maxeon delivered strong financial performance in Q1, executing well across the organization and exceeding our gross margin and Adjusted EBITDA targets. Our DG business benefited from prudent supply chain management and solid ASP execution in Europe, combined with expanded profitability in the US. In our North America utility-scale business we booked several new projects in the first quarter, with production now booked out through 2025 and allocated based on sold options into 2027. Based on strong customer demand, we are actively looking for opportunities to expand our North American supply chain, including progressing our application with the DOE Loan Program Office for a domestic cell and module facility."

Mulligan continued, “While our team is energized by delivering a strong start to the year, we remain highly focused on executing our strategy and achieving our full year 2023 financial targets. With Q1 results exceeding our expectations we are raising our 2023 Adjusted EBITDA guidance from $80 - $100 million to $95 - $120 million. Beyond 2023, we believe that our technology innovation roadmap, strong brands and unique go-to-market channels provide a solid foundation for continued growth."

Selected Q1 Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q1 2023	Fiscal Q4 2022	Fiscal Q1 2022
Shipments, in MW	774	734	488
Revenue	$318,332	$323,503	$223,081
Gross profit (loss)(1)	53,625	20,087	(12,964)
GAAP Operating expenses	41,921	38,038	37,410
GAAP Net income (loss) attributable to the stockholders(1)	20,271	(75,701)	(59,112)
Capital expenditures	16,500	7,314	21,682

	Other Financial Data(1), (2)
(In thousands)	Fiscal Q1 2023	Fiscal Q4 2022	Fiscal Q1 2022
Non-GAAP Gross profit (loss)	$54,142	$20,696	$(12,542)
Non-GAAP Operating expenses	38,056	34,488	34,367
Adjusted EBITDA	30,984	(3,712)	(33,590)

(1)The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Supplementary information affecting GAAP and Non-GAAP results” below.
(2)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended
(In thousands)	Financial statements item affected	April 2, 2023	January 1, 2023	April 3, 2022
Incremental cost of above market polysilicon(1)	Cost of revenue	237	30	7,388
Loss on ancillary sales of excess polysilicon(2), (3)	Cost of revenue	—	—	8,328
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.
(2)In order to reduce inventory and improve working capital, we had periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss. There was no such sale in the three months ended April 2, 2023 and January 1, 2023.

(3)For the three months ended April 3, 2022, the loss on ancillary sales of excess polysilicon also included $5.9 million for the loss on firm purchase commitment in connection to the ancillary sales to third parties of excess polysilicon fulfilled in the subsequent quarters.
Fiscal Year 2023 and Second Quarter 2023 Outlook
For the second quarter of 2023, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	860 - 900
Revenue	$360 - $400
Gross profit	$49 - $59
Non-GAAP gross profit(1)	$50 - $60
Operating expenses	$47 ± $2
Non-GAAP operating expenses(2)	$42 ± $2
Adjusted EBITDA(3)	$24 - $34
Capital expenditures(4)	$20 - $26

For fiscal year 2023, the Company anticipates the following revised results:

– Revenue to be within a range of $1,400 million to $1,600 million.

– Adjusted EBITDA to be within a range of $95 million to $120 million.

(1)The Company's Non-GAAP gross profit is impacted by the effects of adjusting for stock-based compensation expense.
(2)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense and restructuring charges and fees.
(3)The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of the prepaid forward and the equity in gain or loss of unconsolidated investees.

(4)Capital expenditures are directed mainly to preparation for capacity expansion for our Maxeon 7 technology, completion of manufacturing capacity for Performance line panels to be sold in the U.S. market, completion of manufacturing capacity for our Maxeon 6 product platform, further developing Maxeon 7 technology and operating a pilot line, as well as various corporate initiatives. The above excludes capital expenditures in connection to the investment plan to deploy a multi-GW factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets.
These anticipated results for the second quarter of 2023 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s first quarter 2023 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on May 10, 2023, at 5:00 PM U.S. ET / May 11, 2023, at 5:00 AM Singapore Time, to discuss results and to provide an update on the business.

To join the live conference call, participants must first register here, where a dial-in number will be provided.

A simultaneous audio-only webcast of the conference call will be available on Maxeon’s website at https://corp.maxeon.com/events-and-presentations. A webcast replay will be available on Maxeon's website for one year at https://corp.maxeon.com/events-and-presentations.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements~~,~~ our ability to complete an equity or debt offering or financing at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s Maxeon 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; and (j) our 2023 revenue and adjusted EBITDA guidance and our second quarter fiscal year 2023 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance which, in combination with our results of operations or other factors, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit (loss), non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges and fees, remeasurement loss on prepaid forward and physical delivery forward and equity in losses of unconsolidated investees (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross profit (loss) is defined as gross profit (loss) excluding stock-based compensation. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges and fees.
We believe that non-GAAP gross profit (loss), non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross profit (loss), non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring (benefits) charges and fees. We incur restructuring (benefits) charges and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement (gain) loss on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in losses (income) of unconsolidated investees and related gains. This relates to the loss (income) on our unconsolidated equity investment Huansheng JV and gains on such investment. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	April 2, 2023	January 1, 2023	April 3, 2022
Gross profit (loss)	$53,625	$20,087	$(12,964)
Stock-based compensation	517	609	422
Non-GAAP Gross profit (loss)	54,142	20,696	(12,542)

GAAP Operating expenses	41,921	38,038	37,410
Stock-based compensation	(4,144)	(2,956)	(2,275)
Restructuring benefits (charges and fees)	279	(594)	(768)
Non-GAAP Operating expenses	38,056	34,488	34,367

GAAP Net income (loss) attributable to the stockholders	20,271	(75,701)	(59,112)
Interest expense, net	8,999	9,307	4,786
Provision for income taxes	5,984	28,030	825
Depreciation	14,383	14,422	12,898
Amortization	68	57	90
EBITDA	49,705	(23,885)	(40,513)
Stock-based compensation	4,661	3,565	2,697
Restructuring (benefits) charges and fees	(279)	594	768
Remeasurement (gain) loss on prepaid forward	(23,849)	17,726	397
Equity in losses (income) of unconsolidated investees and related gain	746	(1,712)	3,061
Adjusted EBITDA	30,984	(3,712)	(33,590)

Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Gross profit	$49 - $59
Stock-based compensation	1
Non-GAAP gross profit	$50 - $60

Operating expenses	$47 ± $2
Stock-based compensation	(5)
Non-GAAP operating expenses	$42 ± $2
©2023 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	April 2, 2023	January 1, 2023
Assets
Current assets:
Cash and cash equivalents	$278,849	$227,442
Short-term securities	—	76,000
Restricted short-term marketable securities	1,008	968
Accounts receivable, net	72,205	54,301
Inventories	316,444	303,230
Advances to suppliers, current portion	1,407	2,137
Prepaid expenses and other current assets	111,046	126,971
Total current assets	$780,959	$791,049
Property, plant and equipment, net	368,429	380,468
Operating lease right of use assets	23,197	17,844
Intangible assets, net	340	291
Deferred tax assets	10,037	10,348
Other long-term assets	84,573	60,418
Total assets	$1,267,535	$1,260,418
Liabilities and Equity
Current liabilities:
Accounts payable	$214,351	$247,870
Accrued liabilities	112,355	135,157
Contract liabilities, current portion	220,084	139,267
Short-term debt	50,440	50,526
Operating lease liabilities, current portion	4,833	3,412
Total current liabilities	$602,063	$576,232
Long-term debt	1,544	1,649
Contract liabilities, net of current portion	108,249	161,678
Operating lease liabilities, net of current portion	19,830	15,603
Convertible debt	380,314	378,610
Deferred tax liabilities	14,789	14,913
Other long-term liabilities	66,598	63,663
Total liabilities	$1,193,387	$1,212,348
Commitments and contingencies
Equity:
Common stock, no par value (45,409,811 and 45,033,027 issued and outstanding as of April 2, 2023 and January 1, 2023, respectively)	$—	$—
Additional paid-in capital	588,841	584,808
Accumulated deficit	(499,992)	(520,263)
Accumulated other comprehensive loss	(20,481)	(22,108)
Equity attributable to the Company	68,368	42,437
Noncontrolling interests	5,780	5,633
Total equity	74,148	48,070
Total liabilities and equity	$1,267,535	$1,260,418

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended
	April 2, 2023	April 3, 2022
Revenue	$318,332	$223,081
Cost of revenue	264,707	236,045
Gross profit (loss)	53,625	(12,964)
Operating expenses:
Research and development	11,076	13,894
Sales, general and administrative	31,028	23,751
Restructuring benefits	(183)	(235)
Total operating expenses	41,921	37,410
Operating income (loss)	11,704	(50,374)
Other income (expense), net
Interest expense, net	(8,999)	(4,786)
Other, net	24,443	(151)
Other income (expense), net	15,444	(4,937)
Income (loss) before income taxes and equity in losses of unconsolidated investees	27,148	(55,311)
Provision for income taxes	(5,984)	(825)
Equity in losses of unconsolidated investees	(746)	(3,061)
Net income (loss)	20,418	(59,197)
Net (income) loss attributable to noncontrolling interests	(147)	85
Net income (loss) attributable to the stockholders	$20,271	$(59,112)

Net income (loss) per share attributable to stockholders:
Basic	$0.49	$(1.45)
Diluted	$0.46	$(1.45)

Weighted average shares used to compute net income (loss) per share:
Basic	41,389	40,650
Diluted	53,070	40,650

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss (Income)	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 1, 2023	45,033	$—	$584,808	$(520,263)	$(22,108)	$42,437	$5,633	$48,070
Net income	—	—	—	20,271	—	20,271	147	20,418
Issuance of common stock for stock-based compensation, net of tax withheld	377	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	4,033	—	—	4,033	—	4,033
Other comprehensive income	—	—	—	—	1,627	1,627	—	1,627
Balance at April 2, 2023	45,410	$—	$588,841	$(499,992)	$(20,481)	$68,368	$5,780	$74,148

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss (Income)	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 2, 2022	44,247	$—	$624,261	$(262,961)	$(11,844)	$349,456	$5,419	$354,875
Effect of adoption of ASU 2020-06	—	—	(52,189)	10,122	—	(42,067)	—	(42,067)
Net loss	—	—	—	(59,112)	—	(59,112)	(85)	(59,197)
Issuance of common stock for stock-based compensation, net of tax withheld	354	—	(2)	—	—	(2)	—	(2)
Distribution to noncontrolling interest	—	—	—	—	—	—	(64)	(64)
Recognition of stock-based compensation	—	—	1,466	—	—	1,466	—	1,466
Other comprehensive loss	—	—	—	—	(803)	(803)	—	(803)
Balance at April 3, 2022	44,601	$—	$573,536	$(311,951)	$(12,647)	$248,938	$5,270	$254,208

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Three Months Ended
	April 2, 2023	April 3, 2022
Cash flows from operating activities
Net income (loss)	$20,418	$(59,197)
Adjustments to reconcile net income (loss) to operating cash flows
Depreciation and amortization	14,451	12,988
Stock-based compensation	4,661	2,697
Non-cash interest expense	2,294	1,336
Equity in losses of unconsolidated investees	746	3,061
Deferred income taxes	188	91
Loss on disposal of property, plant and equipment	9	213
Remeasurement (gain) loss on prepaid forward	(23,849)	397
(Utilization of) provision for excess or obsolete inventories	(10,396)	1,589
Other, net	(160)	430
Changes in operating assets and liabilities
Accounts receivable	(17,890)	(12,821)
Contract assets	4	532
Inventories	(24,465)	(51,647)
Prepaid expenses and other assets	1,570	(5,172)
Operating lease right-of-use assets	930	627
Advances to suppliers	730	11,043
Accounts payable and other accrued liabilities	(19,312)	30,344
Contract liabilities	27,136	78,805
Operating lease liabilities	(520)	(631)
Net cash (used in) provided by operating activities	(23,455)	14,685
Cash flows from investing activities
Purchases of property, plant and equipment	(16,500)	(21,682)
Purchases of intangible assets	(118)	—
Proceeds from maturity of short-term market securities	76,000	—
Purchase of restricted short-term marketable securities	(10)	—
Cash paid for disposal of property, plant and equipment	—	(11)
Net cash provided by (used in) investing activities	59,372	(21,693)
Cash flows from financing activities
Proceeds from debt	60,164	66,318
Repayment of debt	(60,125)	(43,598)
Repayment of finance lease obligations	(230)	(178)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	—	(2)
Distribution to noncontrolling interest	—	(64)
Net cash (used in) provided by financing activities	(191)	22,476

	Three Months Ended
	April 2, 2023	April 3, 2022
Effect of exchange rate changes on cash, cash equivalents and restricted cash	55	64
Net increase in cash, cash equivalents and restricted cash	35,781	15,532
Cash, cash equivalents and restricted cash, beginning of period	267,961	192,232
Cash, cash equivalents and restricted cash, end of period	$303,742	$207,764
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$11,322	$31,948
Right-of-use assets obtained in exchange for lease obligations	6,283	1,257
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of April 2, 2023 and April 3, 2022:

(In thousands)	April 2, 2023	April 3, 2022
Cash and cash equivalents	$278,849	$176,679
Restricted cash, current portion, included in Prepaid expenses and other current assets	24,891	7,009
Restricted cash, net of current portion, included in Other long-term assets	2	24,076
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$303,742	$207,764